## S.L. REED & COMPANY
## STATEMENT OF CASH FLOWS
### For the Year Ended December 31, 2016

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---|---:|
| Net income | $ | 132,897 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Receivable from clearing organizations | | 5,762 |
| Prepaid expense | | 4,345 |
| Accounts payable and accrued expenses | | 3,356 |
| Payable to affiliate | | 16,200 |
| **Net cash provided by operating activities** | | 162,560 |
| | | |
| **Net change in cash** | | 162,560 |
| | | |
| **CASH** – beginning of year | | 83,899 |
| | | |
| **CASH** – end of year | $ | 246,459 |

**SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION**

| | | |
|---|---|---:|
| Cash paid during the year for: | | |
| Income taxes | $ | 800 |